This prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-127780

SUBJECT TO COMPLETION, DATED MARCH 20, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 16, 2006)

             Shares

Entergy Arkansas, Inc.

        % Preferred Stock, Cumulative, $25 Par Value

We are offering              shares of our         % Preferred Stock, Cumulative, $25 Par Value, which we refer to as the “preferred stock”. Dividends on the preferred stock will be cumulative from the date of issuance when and as declared by our Board of Directors and will be payable quarterly on January 1, April 1, July 1 and October 1 of each year beginning on July 1, 2006.

The preferred stock will not be redeemable before                 ,             . Thereafter, the preferred stock will be redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to $25 per share plus an amount equivalent to accumulated and unpaid dividends.

Investing in the preferred stock involves risks. See “Risk Factors” on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Entergy Arkansas (before expenses)

Per share	$	$	$

Total	$	$	$

The price to public will also include any dividends that have accumulated on the preferred stock since its issue date if delivered after that date.

The underwriters expect to deliver the preferred stock to purchasers through The Depository Trust Company on or about March     , 2006.

Joint Bookrunners

Lehman Brothers	Wachovia Securities

Barclays Capital

Stephens Inc.

March     , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not making an offer of the preferred stock in any state where the offer is not permitted.

Selected Financial Information

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference.

	For the Twelve Months Ended
	December 31,

	2005	2004	2003	2002	2001
	(Dollars in Thousands)
Income Statement Data:
Operating Revenues	$1,789,055	$1,653,145	$1,589,670	$1,561,110	$1,776,776
Operating Income	315,947	293,735	297,189	302,209	379,690
Interest Expense (net)	76,510	78,142	83,495	98,511	105,561
Net Income	174,635	142,210	126,009	135,643	178,185
Ratio of Earnings to Fixed Charges and Preferred Dividends(1)	3.34	2.98	2.79	2.53	2.99

	As of December 31, 2005
	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data:
Preferred Stock (without sinking fund)	$116,350	4.1%
Common Stock and Paid-in Capital	591,572	20.8
Retained Earnings	838,219	29.5

Total Shareholders’ Equity	1,546,141	54.4
First Mortgage Bonds	900,000	31.6
Other Long-Term Debt(2)	398,238	14.0

Total Capitalization	$2,844,379	100%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments—net and (d) fixed charges. “Fixed Charges” as defined by Item 503(d) of Regulation S-K of the SEC include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. “Preferred Dividends” are computed by dividing the preferred dividend requirement by 100% minus the effective income tax rate.

(2)	Consists of pollution control revenue bonds and environmental revenue bonds, certain series of which are secured by non-interest bearing first mortgage bonds. In addition, as of December 31, 2005, we had approximately $102 million of obligations under capital leases (approximately $47 million of which are current liabilities).

Use of Proceeds

We anticipate our net proceeds from the sale of the preferred stock will be approximately $             million after deducting underwriting discounts and commissions and estimated offering expenses of $            . We will use the net proceeds we receive from the issuance and sale of the preferred stock, together with other available corporate funds, for the redemption of some or all of $15 million of our $1.96 Preferred Stock, Cumulative, $0.01 Par Value (Involuntary Liquidation Value $25); $15 million of our 7.88% Preferred Stock, Cumulative, $100 Par Value; $15 million of our 7.80% Preferred Stock, Cumulative, $100 Par Value; $20 million of our 7.40% Preferred Stock, Cumulative, $100 Par Value; and $10 million of our 7.32% Preferred Stock, Cumulative, $100 Par Value, depending upon market conditions. Pending the application of the net proceeds, we will invest them in short term, highly liquid, high-rated money market instruments and/or the Entergy system money pool.

Description of Preferred Stock

The following description of the particular terms of the             shares of our         % Preferred Stock, Cumulative, $25 Par Value, offered hereby supplements the description of the general terms and provisions of the preferred stock set forth in the accompanying prospectus under the heading “Description of Preferred Stock,” to which description reference is hereby made.

Dividend Rights

The preferred stock will be entitled, in preference to our common stock, to receive dividends, when and as declared by our Board of Directors, at the rate stated in the title thereof, payable quarterly on January 1, April 1, July 1 and October 1 of each year. The first dividend payment date for the preferred stock will be July 1, 2006. Dividends will be cumulative from the issue date and will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking

The preferred stock will rank equally as to dividends and in liquidation, dissolution, winding up or distributions, with each other series of our Preferred Stock, Cumulative, $25 Par Value, as well as with any series of our Preferred Stock, Cumulative, $100 Par Value, and any series of our Class A Preferred Stock, in each case then outstanding.

Redemption

The preferred stock is not redeemable before             ,         . On or after             ,         , we may redeem the preferred stock in whole or in part upon not less than 30 nor more than 60 days’ notice at a price of $25 per share plus an amount equivalent to accumulated and unpaid dividends thereon, if any, to but excluding the date set for redemption. See “Description of Preferred Stock—Certain Terms Applicable to Redemption” in the accompanying prospectus.

The preferred stock will not be subject to a sinking fund.

Liquidation Rights

The holders of the preferred stock will be entitled to receive $25 per share upon any liquidation, dissolution or winding up (whether voluntary or involuntary) plus accumulated and unpaid dividends thereon, if any, to but excluding the date fixed for payment.

Additional Information

For additional important information about the preferred stock, including information about voting rights, see “Description of Preferred Stock” in the accompanying prospectus.

Underwriting

Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective number of shares of the preferred stock set forth opposite its name below:

Name	Number of Shares
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
Barclays Capital Inc.
Stephens Inc.

Total

Under the terms and conditions of the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the shares of preferred stock if any of the shares of preferred stock are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the shares of preferred stock may be purchased.

The underwriters initially propose to offer some of the shares of preferred stock directly to the public at the price to public set forth on the cover page hereof and may offer shares of preferred stock to certain dealers at a price that represents a concession not in excess of $                 per share. Any underwriter may allow, and any such dealers may reallow to certain other dealers, a concession not in excess of $                 per share. After the initial offering of the preferred stock, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

There is presently no trading market for the preferred stock and there is no assurance that a market will develop since we do not intend to apply for listing of the preferred stock on a national securities exchange. Although they are under no obligation to do so, the underwriters may act as market makers for the preferred stock in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the preferred stock.

In order to facilitate the offering of the preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the preferred stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the preferred stock for their own account. In addition, to cover overallotments or to stabilize the price of the preferred stock, the underwriters may bid for, and purchase, the preferred stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the preferred stock in the offering, if they repurchase previously distributed preferred stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the preferred stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the preferred stock will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fourth business day (T+4) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the preferred stock on the date of this prospectus supplement will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the preferred stock who wish to trade the preferred stock on the date of this prospectus supplement should consult their own advisors.

Certain underwriters or their affiliates may engage, or have engaged, in various general financing and commercial banking transactions from time to time with us or our affiliates. Lehman Brothers Inc., Wachovia Capital Markets, LLC and Barclays Capital Inc., either directly or through affiliates, are lenders under certain Entergy System credit facilities.

PROSPECTUS

5,000,000 Shares

Preferred Stock,

Cumulative,

$25 Par Value

ENTERGY ARKANSAS, INC.

425 West Capitol Avenue, 40th Floor

Little Rock, Arkansas 72201

(501) 377-4000

We —

•	May periodically offer our $25 Preferred Stock in one or more series; and

•	Will determine the specific number of shares, offering price, dividend rate (or method of calculation thereof), whether the series will be listed on a national securities exchange, and other terms of each series of $25 Preferred Stock when sold, including whether any series will be subject to redemption or sinking fund provisions.

This prospectus may be used to offer and sell series of $25 Preferred Stock only if accompanied by the prospectus supplement for that series. We will provide the specific terms of the shares of $25 Preferred Stock of that series, including their offering price and dividend rate in supplements to this prospectus. The supplements may also add, update or change information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the $25 Preferred Stock involves risks. See “ Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer shares of $25 Preferred Stock directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution relating to each series of $25 Preferred Stock.

March 16, 2006

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell the $25 Preferred Stock described in this prospectus in one or more offerings, up to 5,000,000 shares of Preferred Stock, or a total dollar amount of $125 million. This prospectus provides a general description of the $25 Preferred Stock being offered. Each time we sell a series of $25 Preferred Stock we will provide a prospectus supplement containing specific information about the terms of that series of $25 Preferred Stock and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in making your investment decision.

Risk Factors

In considering whether to purchase the $25 Preferred Stock being offered, you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

Entergy Arkansas, Inc.

We are an electric public utility company providing service to customers in the State of Arkansas since 1926. We also provide retail electric service to a small number of customers in Tennessee.

We are owned by Entergy Corporation. The other major public utilities owned by Entergy Corporation are Entergy Gulf States, Inc., Entergy Louisiana, LLC, Entergy Mississippi, Inc., and Entergy New Orleans, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is the Grand Gulf Electric Generating Station.

Capacity and energy from Grand Gulf are allocated among Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc. and us under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy, together with related costs, is 36%. Payments we make under the unit power sales agreement are generally recovered through rates set by the Arkansas Public Service Commission and the Tennessee Regulatory Authority, which regulates our electric service, rates and charges.

Together with Entergy Louisiana Properties, LLC, Entergy Mississippi, Inc. and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company that implements and maintains programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the caption “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

Ratios of Earnings to Fixed Charges and Preferred Dividends

We have calculated ratios of earnings to fixed charges and preferred dividends pursuant to Item 503 of SEC Regulation S-K as follows:

Twelve Months Ended December 31,
2005	2004	2003	2002	2001
3.34	2.98	2.79	2.53	2.99

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges.

“Fixed charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals.

“Preferred dividends” are computed by dividing the preferred dividend requirement by 100% minus the effective income tax rate.

Where You Can Find More Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document at the SEC Public Reference Room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2005, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the Preferred Stock described in this prospectus.

You may access a copy of any or all of these filings, free of charge, at our website (http://www.entergy.com) or by writing us at the following address or calling us at the following telephone number:

Mr. Paul Castanon

Assistant Secretary

Entergy Arkansas, Inc.

500 Clinton Center Drive

Clinton, Mississippi 39056

(601) 339-2668

You may also direct your requests via e-mail to pcastan@entergy.com.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the $25 Preferred Stock. We are not, nor are any underwriters, dealers or agents, making an offer of the $25 Preferred Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus are accurate as of any date other than the date those documents were filed with the SEC.

Use of Proceeds

The net proceeds from the offering of the $25 Preferred Stock will be used either (a) to acquire or redeem one or more series of our outstanding preferred stock or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of $25 Preferred Stock or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of $25 Preferred Stock will be described in the prospectus supplement relating to that series.

Description of Preferred Stock

We will issue shares of $25 Preferred Stock offered by this prospectus from time to time in one or more series. The following description sets forth certain terms and provisions of the $25 Preferred Stock as to which any prospectus supplement may relate. The particular terms of any series of $25 Preferred Stock and the extent, if any, to which these general provisions may apply to the series of $25 Preferred Stock offered will be described in the prospectus supplement relating to that series of $25 Preferred Stock.

The statements in this prospectus and any accompanying prospectus supplement concerning the $25 Preferred Stock do not purport to be complete and are subject in all respects to the provisions of our Amended and Restated Articles of Incorporation, as amended, and the proposed forms of articles of amendment to be adopted for each specific series of $25 Preferred Stock. Such statements do not relate or give effect to the provisions of Arkansas statutory or common law. You are referred to the Amended and Restated Articles of Incorporation and the form of articles of amendment that are filed as exhibits to the registration statement of which this prospectus is a part.

General

Under our Amended and Restated Articles of Incorporation, we have the authority to issue up to 15,000,000 shares of a class of Preferred Stock having the par value of $0.01 per share (“Class A Preferred Stock”), up to 3,730,000 shares of a class of Preferred Stock having the par value of $100 per share ($100 Preferred Stock) and up 9,000,000 shares of a class of Preferred Stock having the par value of $25 per share (“$25 Preferred Stock”). We refer to the Class A Preferred Stock, the $100 Preferred Stock and the $25 Preferred Stock, collectively, as the “Preferred Stock” in this prospectus. Currently, there are no outstanding shares of $25 Preferred Stock. There are 600,000 shares of Class A Preferred Stock, in a single series, having a price payable on involuntary liquidation, dissolution or winding up of $25 per share, currently outstanding, and there are 1,013,500 shares of $100 Preferred Stock, in nine separate series, currently outstanding (or approximately $116.35 million aggregate liquidation preference for both classes).

The respective classes of the Preferred Stock will have the same rank as to dividends and in liquidation, dissolution, winding up or distributions, and shall be identical with each other, except as to matters relating to par value or liquidation value, the variations among series as described below and the voting entitlement of the respective classes of Preferred Stock as set forth under “—Voting Rights” below and except as described in the next two sentences, the shares of each series of Preferred Stock will confer equal rights upon the holders. Currently, we are not permitted to issue or assume unsecured indebtedness in excess of certain amounts as set forth in our Amended and Restated Articles of Incorporation without the consent of the holders of a majority of the total number of votes entitled to be cast by the Class A Preferred Stock and the $100 Preferred Stock, voting together as a voting group and calculated as described below under “—Voting Rights—General.” The holders of the $25 Preferred Stock will not have the right to vote, consent to or otherwise restrict our ability under our Amended and Restated Articles of Incorporation to issue or assume unsecured indebtedness.

Our Board of Directors is authorized to issue shares of $25 Preferred Stock in one or more series and determine the terms for each series of $25 Preferred Stock.

The prospectus supplement will describe the specific terms of any series of $25 Preferred Stock being offered, including:

(1) the designation of such series;

(2) the number of shares of such series;

(3) the purchase price and initial public offering price, if any, of the shares of such series;

(4) the dividend rate (or the method of calculation thereof);

(5) the dividend payment dates and the date from which dividends will be cumulative;

(6) whether such series will have conversion privileges, and, if so, the terms and conditions of such conversion;

(7) the terms and conditions pursuant to which, and the prices at which, we may redeem shares of such series; and

(8) the terms and amount of any sinking fund requirements applicable to such series.

The $25 Preferred Stock will be junior in entitlement to dividends or assets to claims by our creditors, including holders of debt securities issued or guaranteed by us.

Dividends

Each series of $25 Preferred Stock will rank equally as to dividends with each other series of $25 Preferred Stock and with any shares of Class A Preferred Stock or $100 Preferred Stock then outstanding, and shall be entitled, when and as declared by the Board of Directors, in preference to our common stock, to dividends at the rate stated in the title thereof, cumulative from such date and payable on such dates as are stated in the articles of amendment to our Amended and Restated Articles of Incorporation providing for the issuance of such series.

Voting Rights

General. Except for those purposes for which the right to vote is expressly conferred upon the $25 Preferred Stock by our Amended and Restated Articles of Incorporation or applicable Arkansas law, no holder thereof is entitled to notice of or to vote at any meeting of shareholders.

For those purposes for which the $25 Preferred Stock has a right to vote, the voting entitlement is the following. When the holders of $25 Preferred Stock vote as part of a group with the holders of Class A Preferred Stock, $100 Preferred Stock and/or our common stock, the holders of the $25 Preferred Stock are entitled to one-quarter vote per share held, the holders of the Class A Preferred Stock are entitled to the number of votes per share produced by dividing the liquidation value of such share by $100 (presently, one-quarter vote per share with respect to the one outstanding series of Class A Preferred Stock) and the holders of $100 Preferred Stock and our common stock are each entitled to one vote per share held. When the holders of $25 Preferred Stock vote as a separate class, the holders are entitled to one vote for each share of $25 Preferred Stock held.

Right to Elect a Majority of Directors in Case of Dividend Default. The Amended and Restated Articles of Incorporation expressly provide that, during any periods when dividends on any of the Preferred Stock are in default in an amount equal to or greater than the aggregate dividends accumulated on the outstanding Preferred Stock in any period of twelve months, and thereafter until all dividends on any such Preferred Stock in default shall have been paid, the holders of the Preferred Stock, voting together as a voting group, and calculated as described in the preceding paragraph, are entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, and the holders of the common stock, voting together as a voting group, are entitled to elect the remaining directors of our Board of Directors.

Restrictions on Issuance of Prior Ranking Stock and on Altering Rights of Preferred Stock. The vote of the holders of at least two-thirds of the total number of votes entitled to be cast by the Preferred Stock, voting together as a voting group, and calculated as described above under “—Voting Rights—General,” is required prior to the issuance of any new stock ranking prior to the Preferred Stock as to dividends or distributions or in liquidation, dissolution, winding up or any stock convertible into shares of such prior ranking stock except to provide funds for the redemption of all of the Preferred Stock then outstanding (provided that any such new stock shall be issued within twelve months after the vote by the holders of the Preferred Stock authorizing the issuance), and for the amendment, alteration or repeal of any of the rights, preferences or powers of the Preferred Stock in a manner which would affect adversely any of such rights, preferences or powers. If any such amendment, alteration or repeal would affect adversely the rights, preferences or powers of less than all of the Preferred Stock, only the consent of the holders of at least two-thirds of the votes entitled to be cast by the outstanding shares of all series so affected, voting together as a voting group, is required, with such vote calculated as described above under “—Voting Rights—General.” The increase or decrease in the authorized amount of the Preferred Stock, or the creation, or increase or decrease in the amount, of any class of stock ranking on a parity with the Preferred Stock, as to dividends or assets shall not be deemed to affect adversely the rights, preferences or powers of the holders of the Preferred Stock or any series thereof.

Restrictions on Merger, Sale of Assets, and Sale of Additional Preferred Stock. The vote of the holders of a majority of the total number of votes entitled to be cast by the Preferred Stock, voting together as a voting group, and calculated as described above under “—Voting Rights—General,” is required prior to our merger or consolidation or the disposition of all or substantially all of our assets, unless such merger, consolidation or disposition has been ordered or approved under the Public Utility Holding Company Act of 1935. This vote is also required for the issue of additional Preferred Stock or any other equally ranking stock, unless gross income (as specified in our Amended and Restated Articles of Incorporation) for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issue, available for the payment of interest, is at least 1 1/2 times the sum of the annual interest charges on all of our interest bearing indebtedness and the annual dividend requirements on all of our outstanding Preferred Stock and any other classes of stock ranking prior thereto or on a parity therewith, including the shares proposed to be issued, and unless the aggregate of our capital applicable to our common stock and our surplus shall be not less than the aggregate amount payable on involuntary liquidation, dissolution or winding up in respect of on all shares of our Preferred Stock, and any other stock ranking prior thereto or on a parity therewith, outstanding after the issue of the shares proposed to be issued.

Liquidation Rights

In the event of any voluntary liquidation, dissolution or winding up, each series of $25 Preferred Stock shall be entitled, on a parity with all Preferred Stock then outstanding and in preference to our common stock, to an amount equal to its then current redemption price, plus any accumulated and unpaid dividends. In the event of any involuntary liquidation, dissolution or winding up, each series of $25 Preferred Stock shall be entitled, on a parity with all Preferred Stock then outstanding and in preference to our common stock, to $25 per share for the $25 Preferred Stock, plus any accumulated and unpaid dividends.

Other Rights

The $25 Preferred Stock will not have any preemptive or conversion rights.

Liability to Further Calls and Assessments

All of the $25 Preferred Stock to be offered by this prospectus and any accompanying prospectus supplement will be validly issued and fully paid and non-assessable upon receipt by us of the purchase price therefor.

Certain Limitations on Common Stock Dividends

Our Amended and Restated Articles of Incorporation in effect restrict the payment of dividends on our common stock to 75% of net income available therefor if the Common Stock Equity, as a percentage of total capitalization, as defined in the Amended and Restated Articles of Incorporation, is between 20% and 25%, and to 50% of such net income if such percentage is less than 20%, except in each case, that we can at any time declare a dividend in an amount not exceeding the aggregate of dividends on common stock which under these restrictions we could have, and have not, declared. At any time when Common Stock Equity is 25% or more of total capitalization, we may not declare dividends on our stock that would reduce Common Stock Equity below 25% of total capitalization, except as provided in the immediately preceding sentence. Certain other limitations on the payment of common stock dividends also exist in our Amended and Restated Articles of Incorporation, including a prohibition of the payment of common stock dividends in the event we should be in arrears in our dividend obligations on the Preferred Stock or in our sinking fund obligations for any series of Preferred Stock. In addition, certain limitations on the payment of common stock dividends exist in our first mortgage bond indenture.

Certain Terms Applicable to Redemption

In general, at any time when dividends payable on any Preferred Stock are in default, we may not (1) make any payment or set aside funds for payment into any sinking fund for the purchase or redemption of any shares of the Preferred Stock, or (2) acquire less than all of the shares of the Preferred Stock, in either case unless approval is obtained under the Public Utility Holding Company Act of 1935. Any shares of the Preferred Stock which are redeemed, purchased or acquired shall be retired and cancelled.

The redemption terms for any series of $25 Preferred Stock will be described in the prospectus supplement relating to that series of $25 Preferred Stock. It is our intention to redeem the $25 Preferred Stock only to the extent that we have raised funds in the period of six months preceding such redemption by the issuance of any securities ranking on a parity or junior to the $25 Preferred Stock, in an aggregated amount at least equal to the aggregate principal amount of the $25 Preferred Stock to be redeemed, but there is no obligation to do so nor any guarantee of our future behavior.

Transfer Agent and Registrar

The transfer agent and registrar for the $25 Preferred Stock is CIBC Mellon Trust Company.

Book-Entry Only Securities

The Depository Trust Company will act as securities depository for the $25 Preferred Stock offered through this prospectus and any accompanying prospectus supplement. The $25 Preferred Stock will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC. One or more fully registered security certificates will be issued for each series of the $25 Preferred Stock, in the aggregate liquidation preference of such series, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for United States and foreign equity issues, corporate and municipal debt issues, and money market instruments from countries that DTC participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between the accounts of Direct Participants, thereby eliminating the need for physical movement of security certificates. Direct Participants include both United States and foreign securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is, in turn, owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, all of which clearing corporations are subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to other entities such as both United States and foreign securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, the “Participants”). The DTC rules applicable to its Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on the records of DTC. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant or the Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; the records of DTC reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions. For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and to transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the transfer agent and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all the securities within a series are being redeemed, the practice of DTC is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

Although voting with respect to the $25 Preferred Stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. nor any other DTC nominee will consent or vote with respect to the $25 Preferred Stock unless authorized by a Direct Participant in accordance with DTC procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those Direct Participants to whose accounts securities are credited on the record date, identified in a listing attached to the omnibus proxy.

Payments on the $25 Preferred Stock will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The practice of DTC is to credit the accounts of Direct Participants, upon the receipt by DTC of funds and corresponding detail information from us on the payable date in accordance with their respective holdings shown on the records of DTC. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practice, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, any underwriters, dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments on the $25 Preferred Stock to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its securities purchased or tendered, through its Participant, to the tender or remarketing agent and shall effect delivery of such securities by causing the Direct Participant to transfer the interest of the Participant in the securities, on the records of DTC, to the tender or remarketing agent. The requirement for physical delivery of securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by Direct Participants on the records of DTC and followed by a book-entry credit of tendered securities to the DTC account of the tender or remarketing agent.

DTC may discontinue providing its services as depository with respect to the $25 Preferred Stock at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, security certificates will be printed and delivered.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Experts

The financial statements and related financial statement schedule as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the Company’s change in 2003 in the method of accounting for asset retirement obligations, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Legality

The legality of the $25 Preferred Stock will be passed upon for us by Thelen Reid & Priest LLP, New York, New York, and Friday, Eldredge & Clark, LLP, Little Rock, Arkansas. Certain legal matters with respect to the $25 Preferred Stock will be passed on for any underwriters, dealers or agents by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. All legal matters pertaining to our organization and all other matters pertaining to Arkansas law will be passed upon only by Friday, Eldredge & Clark, LLP.

The statements in this prospectus as to matters of law and legal conclusions made under “Description of Preferred Stock” have been reviewed by Friday, Eldredge & Clark, LLP, and are set forth herein in reliance upon their opinion and upon their authority as experts.

Plan of Distribution

Methods and Terms of Sale

We may use a variety of methods to sell the $25 Preferred Stock including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any of these methods of sale.

The prospectus supplement relating to a particular series of $25 Preferred Stock will describe the terms of the offering of the $25 Preferred Stock, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters’ compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

We are currently contemplating issuing up to 3 million shares of $25 Preferred Stock in an underwritten offering shortly after the registration statement containing this prospectus is declared effective by the SEC. The general terms of the preferred stock are described in this prospectus under “Description of Preferred Stock.” We have not finally determined the timing or terms of such an offering or the identity of the underwriters. The dividend rate is expected to be a cumulative, fixed rate determined through negotiation with the underwriters based on market conditions at the time of the offering. We expect that the use of proceeds from this offering will be for the purpose of refinancing certain outstanding series of Class A Preferred Stock and $100 Preferred Stock. Other terms have not been determined as of the date of this prospectus, but will be reflected in a prospectus supplement that will be filed with the SEC if and when we decide to proceed with any such offering.

Underwriters

If we sell the $25 Preferred Stock through underwriters, they will acquire the $25 Preferred Stock for their own account and may resell the $25 Preferred Stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of the $25 Preferred Stock will be named in the related prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page. In connection with the sale of $25 Preferred Stock, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase $25 Preferred Stock will be subject to certain conditions. The underwriters will be obligated to purchase all of the $25 Preferred Stock of a particular series if any is purchased. However, the underwriters may purchase less than all of the $25 Preferred Stock of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the $25 Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the $25 Preferred Stock to be higher than it would otherwise be if these transactions had not occurred.

Agents

If we sell the $25 Preferred Stock through agents, the prospectus supplement will set forth the name of any agent involved in the offer or sale of the $25 Preferred Stock, as well as any commissions we will pay to them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

Listing

The applicable prospectus supplement will set forth whether or not a particular series of $25 Preferred Stock will be listed on a national securities exchange. In addition, any underwriters, agents or dealers participating in the distribution of the $25 Preferred Stock may make a market in the $25 Preferred Stock, as permitted by applicable law and regulations. Any such underwriters, agents or dealers would not be obligated to do so, however, and could discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for any particular series of $25 Preferred Stock.